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ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-13753

SEC PROCESSING RECEIVED MAR 0 1 2005 WASH., D.C. 202 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Calyon Securities (USA) Inc.

OFFICIAL USE ONLY: 8-13753 — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Glaser 212-261-7413
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/22/05

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, François Pages and Bruce Glaser, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Calyon Securities (USA) Inc. for the year ended December 31, 2004, is true and correct, and such statement of financial condition will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 25, 2005
François Pages

Chief Executive Officer and President
Title

February 25, 2005
Bruce Glaser

Chief Financial Officer
Title

Subscribed and sworn to before me on
This 25th day of February, 2005

Notary Public

GEORGE H. HOWARD, III
Notary Public, State of New York
No. 31-4801348

Certificate filed in Nassau County
Commission Expires April 30, 2007



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Calyon Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Calyon Securities (USA) Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2005

CALYON SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In Thousands, Except Share Amount)

ASSETS:	
Cash and cash equivalents	$ 2,364
Securities segregated under federal regulations	66,019
Securities owned, at market value	121,241
Securities borrowed	2,842,556
Securities purchased under agreements to resell	29,461
Receivables from brokers, dealers and clearing organizations	155,050
Receivables from non-customers	1,472,937
Receivables from customers	65,013
Other assets	22,086
TOTAL ASSETS	$4,776,727

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Short term bank loan	$ 29,300
Securities sold, not yet purchased, at market value	21,064
Securities sold under agreements to repurchase	202,844
Securities loaned	3,762,656
Payables to brokers, dealers and clearing organizations	68,555
Payables to non-customers	268,963
Payables to customers	59,574
Other liabilities and accrued expenses	65,204
	4,478,160
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	200,000
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	188,794
Accumulated deficit	(90,237)
Total Stockholder's Equity	98,567
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$4,776,727

See notes to statement of financial condition.

CALYON SECURITIES (USA) INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

1. ORGANIZATION AND BUSINESS ACTIVITIES

The Company—Calyon Securities (USA) Inc. (the "Company") is a direct wholly-owned subsidiary of Calyon GlobalPartners, Inc. (the "Parent"), which is an indirect wholly-owned subsidiary of Calyon, S.A. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer, and is registered with the Commodity Futures Trading Commission as a guaranteed introducing broker. The Company is a member of the New York Stock Exchange, Inc. ("NYSE") and the National Association of Securities Dealers, Inc.

Nature of Business—In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions including fund managers, banks, and securities broker-dealers. The Company also engages in proprietary trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Statement of Financial Condition—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, particularly in the valuation of non-readily marketable investments, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company has defined cash and cash equivalents as overnight time deposits and investments in short-term highly liquid instruments with original maturities of less than 90 days.

Customer Facilitation Activities—The Company's customer activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer securities transactions are recorded on a settlement date basis.

Proprietary Trading Activities—Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at market value.

Securities Lending Activities—Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives and

takes possession of collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral being obtained or refunded as necessary.

Reverse Repurchase and Repurchase Agreements—Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements"), or sales of securities under agreements to repurchase ("repurchase agreements"), are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a market value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when appropriate.

Income Taxes—Under the asset and liability method, deferred tax assets and liabilities are determined based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities, using currently enacted tax rates.

Translation of Foreign Currencies—Non-U.S. dollar denominated assets and liabilities are translated at year-end rates of exchange.

3. SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2004, the Company had segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, $55,520 of qualified proprietary securities. In addition, at December 31, 2004, the Company had segregated $10,499 of qualified proprietary securities for the benefit of proprietary accounts of introducing brokers.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Assets and liabilities recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed and loaned, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations, and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2004.

5. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

The components of receivable from and payable to brokers and dealers and clearing organizations as of December 31, 2004 are as follows:

Receivables from brokers and dealers and clearing organizations:	
Securities failed to deliver	$ 44,938
Clearing organizations	15,021
Other	95,091
	$ 155,050
Payable to brokers and dealers and clearing organizations:	
Securities failed to receive	$ 59,412
Clearing organizations	9,143
	$ 68,555

6. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis.

7. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2004, securities owned at market value and securities sold, not yet purchased, consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and Agencies	$ 99,150	$ 21,064
Corporates	22,064	
Equities	27	
	121,241	21,064
U.S. Government and Agencies - segregated for the exclusive benefit of customers	66,019	
	$ 187,260	$ 21,064

Securities owned and sold, not yet purchased are reported on a trade date basis. At December 31, 2004, $165,169 of securities owned were pledged as collateral.

8. SECURITIES RECEIVED AS COLLATERAL

At December 31, 2004, there were no firm owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or repledge. As a result, there are no

securities classified as securities pledged as collateral as required by SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125.* At December 31, 2004, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities borrowed agreements with financial institutions. The fair value of such collateral at December 31, 2004 is $2,774,597. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2004, substantially all of the above collateral has been delivered against securities sold short or repledged in securities lending transactions by the Company.

9. RELATED PARTY TRANSACTIONS

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus 3-11%. The Company also enters into securities transactions and financing transactions with its affiliates. The payable to non-customers represents an amount due to Calyon S.A. in connection with its proprietary trading activities.

As of December 31, 2004, affiliate-related balances included in the statement of financial condition consist of the following:

Assets:	
Cash and cash equivalents	$ 2,361
Securities borrowed	371,145
Receivable from customers	11,916
Receivable from brokers, dealers and clearing organizations	525
Receivable from non-customers	1,472,937
Other assets	8,816
Total	$ 1,867,700
Liabilities:	
Securities loaned	$ 479,779
Payable to brokers, dealers and clearing organizations	11,470
Payable to customers	16,524
Payable to non-customers	268,963
Securities sold under agreement to repurchase	202,844
Short term bank loan	29,300
Other liabilities and accrued expenses	2,917
Total	$ 1,011,797
Liability subordinated to claims of general creditors	$ 200,000

10. TAXES

The Company is included in the consolidated Federal tax return of its Parent. The Company records income taxes in accordance with SFAS No. 109. As of December 31, 2004, the Company has a net deferred tax asset of $6,575. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation and income, and state net operating loss carryforwards. The 2004 net decrease to

the deferred tax asset balance was $541. Such change was principally the result of the utilization of a portion of the Company's prior year net operating losses offset by deferred compensation and pension accruals not deductible for tax. Finally, a valuation allowance in the amount of $6,575 was recorded against the net deferred tax asset, and as a result, no deferred tax asset was recorded in the statement of financial condition of the Company.

11. COMMITMENTS AND CONTINGENCIES

The Company has various lawsuits pending, which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

12. EMPLOYEE BENEFIT PLANS

Employees of the Company participate in Calyon Americas' ("CA") qualified and non-qualified retirement plans. Both plans cover substantially all employees who meet certain age and tenure requirements and provide benefits to employees upon retirement.

The defined benefit plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based upon the Projected Unit Credit Actuarial Cost Method.

Financial Accounting Standard 132 (R), "Employers' Disclosure about Pension and Other Postretirement Benefits" incorporates new disclosure requirements for nonpublic entities effective for years ending after June 15, 2004. At December 31, 2004, the Company's FAS 132 (R) information relating to its qualified and non-qualified retirement plans is as follows:

	Qualified Plan	Non-Qualified Plan
Changing benefit obligation:		
Benefit obligation, January 1, 2004	$ 8,447	$ 2,034
Service cost	741	74
Interest cost	532	115
Actuarial loss	1,489	66
Benfits paid	(282)	(45)
Benefit obligation, December 31, 2004	10,927	2,244
Change in plan assets:		
Fair value, January 1, 2004	4,357	-
Actual return on assets	620	-
Company contribution	833	45
Benefits paid	(282)	(45)
Fair value, December 31, 2004	5,528	-
Funded status	(5,399)	(2,244)
Unrecognized prior service cost	419	664
Unrecognized net gain	(175)	(278)
Accrued benefit cost recognized in statement of financial condition	$ (5,155)	$ (1,858)
Weighted average assumptions used to determine benefit obligations:		
Discount rate	5.75%	5.75%
Expected return on plan assets	8.50%	N/A
Rate of compensation increase	4.25%	4.25%

With respect to the qualified retirement plan, the weighted average asset allocation at December 31, 2004 is 68% equity securities and 32% debt securities. The longer term asset allocation target is 65% equity securities and 35% debt securities.

13. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2004, the Company had the following subordinated loans:

Subordinated loan with parent, due December 31, 2009	$200,000

The subordinated loan bears interest at LIBOR plus 50 basis points which resets every six months. The subordinated loan meets the regulatory requirements and is added in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company also has a $500,000 subordinated revolving loan facility ("revolver") with an affiliate maturing in April of 2008. The revolver was approved by the NYSE and upon draw down can be added in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. None of the revolver was drawn at December 31, 2004.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), and the capital rules of the NYSE. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member firm to reduce its business if its net capital is less than 3% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2004, the Company had net capital of $230,401 which was 367% of aggregate debit items and $228,901 in excess of required net capital of $1,500.

15. CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company engages in various securities underwriting, trading and brokerage activities servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's or counterparty's ability to satisfy their obligation to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate nonperformance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2004, the Company's most significant concentration of credit risk was with affiliated companies.

16. OFF BALANCE-SHEET RISK

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. At December 31, 2004, there were no open foreign currency forward transactions.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. At December 31, 2004, the Company had $21,064 of securities sold, not yet purchased. The Company has recorded these obligations in the statement of financial condition at December 31, 2004 at market values of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2004.

* * * * *